FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   November 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA TO PRESENT AT THE 2008 CREDIT SUISSE
ANNUAL HEALTHCARE CONFERENCE

Jerusalem, Israel, November 13, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) will host a live audio webcast at the 2008 Credit Suisse Annual Healthcare Conference  at the Arizona Biltmore Hotel in Phoenix, AZ. William Marth, President and CEO, Teva North America will present on Friday , November 14, 2008.

What: Teva Presentation at the Credit Suisse Annual Healthcare Conference at the Arizona Biltmore Hotel in Phoenix, AZ

Who: William Marth, President and CEO, Teva North America

When: Friday, November 14, 2008 at 8:30 a.m. MST

Where: www.tevapharm.com or http://w.on24.com/r.htm?e=125746&s=1&k=34256F72CF874337E5B22C45E35852FE

How: Live over the Internet -- log on to the Web at the address above and register for the event (approx. 10 minutes before).  An archive of the webcast will be available on Teva's website.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: November 13, 2008

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